UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For July 15, 2005

          Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

          Avenida Presidente Eduardo Frei Montalva 8301
          Quilicura
          Santiago
          Chile
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TABLE OF CONTENTS

Item

1.	Free English translation of letter to Superintendency of Securities and Insurance from Distribución y Servicio D&S S.A., dated July 15, 2005.

Registration in the Registry of Securities Number 0593

MATERIAL EVENT

Santiago, July 15, 2005

Mr. Alejandro Ferreiro Yazigi
Superintendent
Superintendency of Securities and Insurance
Av. Libertador Bernardo O ´Higgins 1449

Dear Mr. Ferreiro:

In accordance with the 9th article, second clause of the 10th article of Law Number 18,045 and paragraph 2.2 of Section II of the General Regulation Number 30 of that Superintendency, I hereby inform on the following as a MATERIAL EVENT: During session held on the 15th of July, 2005, the Board of Directors of Distribución y Servicio D&S S.A. (“D&S”ot the "Company"), a publicly traded corporation registered in the Securities Registry of your Superintendency under number 0593, has agreed that the financial statements contained in the annual report on Form 20-F to be filed with the Securities and Exchange Commission, hereafter SEC, for the fiscal year ended December 31, 2004, will include the effects on results of adopting the regulations on allowances for doubtful accounts from the Superintendency of Banks and Financial Institutions, which embrace provisioning criteria that differ from those recorded by Servicios y Administración de Créditos Comerciales Presto S.A., hereafter Presto, a subsidiary of the Company, in reference to its credit portfolio under the PRESTO card.

In fact, as of June 16 of this year, the open circulation of the aforementioned PRESTO credit card has been authorized, which means that as of this date, Presto must abide by provisioning policies that are different from those applied in the past, in order to adapt appropriately to such regulations for the current fiscal year. As a result of the previous, the Company’s Board of Directors decided to validate such event for the results of the fiscal year ended December 31, 2004 contained in annual report on Form 20-F, in order to present results that may be compared with the results of the current year, for the benefit of its shareholders, regulating agencies and the market.

The previous action meant that the Company results as of December 31, 2004, reported in accordance with the accounting principles that are generally accepted in Chile, included in the annual report on Form 20-F, present a net effect of ThCh$5,046,727 higher profits compared to results reported in February of this year before the Superintendency by means of the annual FECU. This higher result for 2004 is explained by the net effect of reversing the higher allowances of Presto as restated in 2003 by ThCh$ 9,279,255, as announced on April 13, 2005 before the SEC, and the higher charge to results of ThCh$4,232,529 net of taxes, due to the application of the new regulations on allowances for doubtful accounts.

This event has no effect on the results of the Company as of December 31, 2004 shown in the corresponding FECU.

Yours sincerely,

RODRIGO CRUZ MATTA
Chief Executive Officer
Distribución y Servicio D&S S.A.

c.c.	Bolsa de Comercio de Santiago (Santiago Stock Exchange)
Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)
Bolsa de Valores de Valparaíso (Valparaíso Stock Exchange)
New York Stock Exchange (NYSE), USA
Latibex — Madrid Stock Exchange, Spain

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir
Miguel Núñez Sfeir
Chief Financial Officer

Dated: July 15, 2005